

Statement of Financial Condition

Marex Capital Markets Inc.
December 31, 2024

With Report of Independent Registered Public
Accounting Firm

Marex Capital Markets Inc.

Statement of Financial Condition and Supplemental Information
December 31, 2024

Contents

Marex Capital Markets Inc.

Oath or Affirmation

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69039

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Marex Capital Markets Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

[x] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
    [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

140 East 45th Street, 10th Floor
                                (No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Bates	212-844-3693	cbates@marex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
                 (Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)
10/20/2003		34	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Filed pursuant to Rule 17a5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Marex Capital Markets Inc.

OATH OR AFFIRMATION

I, __Ram Vittal_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Marex Capital Markets Inc._____, as of __12/31_____, 2 _024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORETTA A WAGNER
Notary Public, State of New York
No.01WA6039830
Qualified in Richmond County
Commission Expires April 10, 20 26

Loretta A. Wagner
Notary Public

Signature: _Ram Vittal_

Title: _____
Chief Executive Officer

This filing** contains (check all applicable boxes):

- �■ (a) Statement of financial condition.
- �■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Marex Capital Markets Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marex Capital Markets Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2025

We have served as the Company's auditor since 2023.

Marex Capital Markets Inc.

Statement of Financial Condition
(In Thousands)
December 31, 2024

Assets

Cash	$	21,126
Cash and securities segregated under federal and other regulations (cash of $3,097,318 and securities with a fair value of $318,716)		3,416,034
Securities purchased under agreements to resell		4,137,500
Securities borrowed		1,751,561
Receivables from broker-dealers and clearing organizations (includes securities with a fair value of $1,927,402)		3,860,504
Trading assets, at fair value (includes securities pledged of $3,297,515)		3,309,068
Receivables from customers (includes fair value of $125)		1,899,547
Memberships and stock in exchanges owned, at adjusted cost (includes fair value of $414)		3,028
Receivables from affiliates		163
Intangible assets (net of accumulated amortization of $3,607)		26,628
Other assets		7,922
Total assets	$	18,433,081

Liabilities and stockholder's equity

Securities sold under agreements to repurchase	$	2,181,925
Securities loaned		4,804,463
Payables to customers (includes fair value of $3,336)		7,875,527
Trading liabilities, at fair value		1,702,941
Payables to broker-dealers and clearing organizations		713,750
Payables to affiliates		165,227
Bank loan		152,000
Accrued expenses and other liabilities		113,852
Total liabilities		17,709,685

Commitments, contingencies and guarantees (Note 10)

Liabilities subordinated to claims of general creditors	345,000
Share capital	400
Additional paid-in capital	158,829
Retained earnings	219,167
Total stockholder's equity	378,396
Total liabilities and stockholder's equity	$ 18,433,081

The accompanying notes are an integral part of the financial statement.

Marex Capital Markets Inc.
Notes to Statement of Financial Condition
(In Thousands)
December 31, 2024

1. Organization and Nature of Business

Marex Capital Markets Inc. ("the Company") is incorporated under the laws of the State of New York and is a direct, wholly-owned subsidiary of Marex Services Inc. ("MSI" or "the Parent"). The Company is an indirect, wholly-owned subsidiary of Marex Group plc ("MG" or "the Ultimate Parent"), a public limited company incorporated in England.

The Company operates as a broker and a dealer in U.S. treasury, government agency and other fixed income securities. The Company also executes and clears commodity futures, fixed income, FX, equity, and equity option transactions for the accounts of its customers and operates as a broker in listed and over-the-counter derivative contracts.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and as a Futures Commission Merchant ("FCM") with the U.S. Commodity Futures Trading Commission ("CFTC") and is approved as a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a clearing member of the principal U.S. futures exchanges and the Government Securities and Mortgage Backed Securities Divisions of the Fixed Income Clearing Corporation ("FICC"). Additionally, the Company is a member of the Securities Investor Protection Corporation ("SIPC").

2. Significant Accounting Policies

Basis of Accounting

The Company maintains its financial records in U.S. dollars. The Company's financial statement have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statement in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Management believes that the estimates utilized in preparing its financial statement and the accompanying notes are reasonable; however, actual results could differ materially from those estimates.

Cash and Cash and Securities Segregated under Federal and Other Regulations

At December 31, 2024, cash and cash and securities segregated under federal and other regulations on the statement of financial condition consisted primarily of cash and U.S. government securities. The Company's cash balances are held with nationally recognized financial institutions and exceed the federally insured limit.

2. Significant Accounting Policies (continued)

Trading Assets and Liabilities

Trading assets and liabilities and related gains and losses are recorded on a trade date basis.

Fair Value Measurements

The Company's financial instruments are reported at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures ("ASC 820"). The estimated fair value of trading assets and liabilities are generally based on quoted market prices or dealer quotes.

Certain other financial instruments are recorded at carrying amounts that approximate fair value due to their liquid or short-term nature and generally negligible credit risk. These financial assets include cash and cash and securities segregated under federal and other regulations or amounts deposited with broker-dealers and clearing organizations and would generally be presented within Level 1 of the fair value hierarchy. Receivables from brokers, dealers and clearing organizations, receivables from customers, receivables from affiliates, payables to brokers and dealers, payables to customers and payables to affiliates are not carried at fair value; however, the recorded amounts approximate fair value due to their liquid or short-term nature.

Collateralized Financing Transactions

The Company's collateralized financing transactions include securities purchased under agreements to resell (resale agreements), securities sold under agreements to repurchase (repurchase agreements) and securities borrowed and securities loaned transactions.

Resale and repurchase agreements are accounted for as collateralized financing transactions where the Company has an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to take possession of securities collateralizing resale agreements at the time such agreements are made. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements. These agreements are collateralized primarily by U.S. Treasury and government agency securities, with a fair value equal to or in excess of the principal amount loaned.

The fair value of the underlying collateral is reviewed daily, and additional cash or other collateral is obtained or returned as necessary. The Company records resale and repurchase agreements at contract price, plus accrued interest, which approximates fair value.

At December 31, 2024, the Company had obtained securities as collateral under resale agreements that could be repledged, delivered, or otherwise transferred, with a fair value of $52,844,002. The Company has $240,541 pledged to a clearing organization to meet margin requirements.

2. Significant Accounting Policies (continued)

Securities borrowed and securities loaned transactions in equity and corporate debt securities are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced. Securities borrowed and loaned transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lenders. The Company monitors the fair value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained or returned as necessary. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. Substantially all of these securities have been repledged, delivered, or otherwise transferred, either as collateral under repurchase agreements or to satisfy the settlement of trading obligations of the Company and its clearing customers.

The Company nets certain repurchase agreements and resale agreements with the same counterparty on the statement of financial condition when the requirements of ASC 210-20, Balance Sheet – Offsetting, are met, including the existence of master netting agreements between the Company and its counterparties.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the statement of financial condition date.

Intangible Assets

Intangible assets are amortized over their estimated useful lives.

Memberships and Stock in Exchanges Owned

Memberships and stock in exchanges owned include trading rights and publicly traded shares of exchange stock, some of which are required to be held for membership privileges. Memberships in exchanges and stock in clearing organizations are carried at cost and periodically evaluated for impairment. Memberships and stock in exchanges not held for membership privileges are carried at fair value.

Income Taxes

The Company is included in the consolidated tax returns of Marex North America Holdings Inc. ("MNAH"). The Company accounts for income taxes on a separate company basis. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable

7

2. Significant Accounting Policies (continued)

income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with ASC 740, Income Taxes ("ASC 740"), the Company recognizes the effect of income tax positions only if those positions are more-likely-than-not of being sustained upon examination by the taxing authorities. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized based on a cumulative probability approach. Changes in recognition or measurement are reflected in the period in which the change occurs. As of December 31, 2024, the Company did not identify any unrecognized tax benefits that should be recorded with respect to its tax positions in accordance with ASC 740-10, Accounting for Uncertainties in Income Taxes.

Receivables from and Payables to Customers

Receivables from and payables to customers arise from commodity, fixed income and equity transactions and include margins paid and received, gains and losses on open positions and trades with customers that settle on a receive versus payment or delivery versus payment basis that have passed their settlement date (failed to receive or failed to deliver trades). Securities failed to receive from customers of $16,761 are recorded at the contract price of the securities delivered or received by the Company.

Securities, primarily U.S. government obligations and warehouse receipts, owned by customers and held by the Company as collateral or as margin and the fair value of customers' option positions are not reflected on the statement of financial condition. At December 31, 2024, the Company held customer securities of $347,528 and customer options of $1,171,682.

Receivables from and Payables to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to clearing organizations represent end-of-day cash and securities deposits held with various clearing organizations and end of day cash balances and related amounts owed by or to clearing brokers arising from securities and futures transactions. The value of unsettled trades between trade date and settlement date is included in receivables from or payables to broker-dealers. Exposure on failed trades is monitored as part of the Company's risk management process. Unsettled trades and securities failed to deliver/receive are recorded at the contract price of the securities to be delivered or received by the Company. Should a counterparty fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-09, Improvements to Income Tax Disclosures. Under the ASU, companies must "(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate)." The ASU's amendments are effective for annual periods beginning after December 15, 2024. Management does not expect any material impact on the Company's financial statement from the adoption of this ASU.

3. Cash and Securities Segregated under Federal and Other Regulations

Included in cash and securities segregated under federal and other regulations on the statement of financial condition at December 31, 2024, are $2,999,310 of cash, which is segregated and secured under the Commodity Exchange Act, $98,008 of cash and $315,195 in securities segregated in a special reserve bank account for the exclusive benefit of customers and $3,521 in securities segregated in a special reserve account for proprietary accounts of broker-dealers, in accordance with the Securities Exchange Act.

4. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and payables to broker-dealers and clearing organizations at December 31, 2024, consist of the following:

	Receivables	Payables
Broker-Dealers	$ 171,501	$ 33,938
Clearing Organizations	3,689,003	679,812
	$ 3,860,504	$ 713,750

5. Collateralized Financing Transactions

In accordance with ASC 210-20-45-1, Balance Sheet, Offsetting, Other Presentation Matters ("ASC 210"), the Company offsets collateralized financing transactions on the statement of financial condition with the same counterparty where they have a legally enforceable master netting agreement and all criteria for netting have been met.

The following table presents information about offsetting securities financing transactions and related collateral amounts. Securities financing transactions are included on the statement of financial condition as securities purchased under agreements to resell or securities borrowed and securities sold under agreements to repurchase or securities loaned.

(In Thousands)

5. Collateralized Financing Transactions (continued)

	Gross amount	Amounts offset on the statement of financial condition	Net amounts presented on the statement of financial condition	Cash and financial instruments not offset on the statement of financial condition	Net amount
Financial Assets					
Securities purchased under agreements to resell	$ 52,495,513	$ (48,358,013)	$ 4,137,500	$ (3,916,993)	$ 220,507
Securities borrowed	1,751,561	-	1,751,561	(1,661,214)	90,347
Financial Liabilities					
Securities sold under agreements to repurchase	$ 50,539,938	$ (48,358,013)	$ 2,181,925	$ (2,155,585)	$ 26,340
Securities loaned	4,804,463	-	4,804,463	(4,676,616)	127,847

The following table presents the Company's gross obligations disaggregated by the class of collateral pledged and the remaining maturity of securities sold under agreements to repurchase and securities loaned at December 31, 2024.

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 Days	30-90 Days	Greater than 90 Days	Total
Repurchase agreements					
U.S. Treasury and agency securities	$ 44,648,530	$ 5,453,351	$ 438,057	$ -	$ 50,539,938
Securities lending agreements					
Equity Securities	4,804,463	-	-	-	4,804,463
Gross recognized liabilities	$ 49,452,993	$ 5,453,351	$ 438,057	$ -	$ 55,344,401

6. Fair Value Measurements

ASC 820 establishes a fair value hierarchy which prioritizes the inputs used in valuation techniques, based on their observability in the market. The use of observable inputs is maximized while the use of unobservable inputs is minimized as ASC 820 requires that the most observable inputs be used when available. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the highest priority inputs and Level 3 representing the lowest priority inputs:

6. Fair Value Measurements (continued)

Level 1 – Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Examples include highly liquid U.S. government securities, equity securities and listed options.

Level 2 – Assets and liabilities whose values are based on observable inputs, but do not qualify as Level 1 inputs. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability. Examples include U.S. government agency and corporate securities.

Level 3 – Assets and liabilities whose values are based on unobservable inputs are classified as Level 3. Unobservable inputs are based on the reporting entity's own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. Financial assets and financial liabilities are classified as Level 3 if the unobservable inputs have more than an insignificant impact on the fair value measurement of an instrument.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

U.S. government and agency securities, equity securities and exchange traded futures and equity options are valued using unadjusted quoted market prices. These securities are generally traded in active markets and therefore are classified within Level 1 of the fair value hierarchy.

US government agency and corporate debt securities are valued using quoted market prices, or alternative pricing sources, such as broker or dealer quotations, and are generally classified as Level 2. Certain agency securities may be classified as Level 1 because they trade in active markets and there is sufficient information from a liquid market to classify them as Level 1.

To Be Announced ("TBA") transactions are valued using quoted market prices and are generally classified as Level 2.

6. Fair Value Measurements (continued)

The following table presents information about the Company's financial assets and financial liabilities measured at fair value as of December 31, 2024, within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets				
Receivables from broker-dealers and clearing organizations				
US government and agency securities	$ 1,790,453	$ 133,207	$ -	$ 1,923,660
Exchange-traded futures contracts	531	-	-	531
TBA forward contracts	-	3,211	-	3,211
	$ 1,790,984	$ 136,418	$ -	$ 1,927,402
Trading Assets:				
Equity securities	$ 3,095,525	$ -	$ -	3,095,525
Equity options	138,386	-	-	138,386
Corporate debt securities	-	75,157	-	75,157
	$ 3,233,911	$ 75,157	$ -	$ 3,309,068
Memberships and stock in exchanges owned	$ -	$ 414	$ -	$ 414
Receivables from customers				
TBA forward contracts	$ -	$ 125	$ -	$ 125
Liabilities				
Payables to customers				
TBA forward contracts	$ -	$ 3,336	$ -	$ 3,336
Trading liabilities:				
Equity options	$ 1,581,978	$ -	$ -	$ 1,581,978
Equity securities	61,157	-	-	61,157
Corporate debt securities	-	59,806	-	59,806
	$ 1,643,135	$ 59,806	$ -	$ 1,702,941

Marex Capital Markets Inc.
Notes to Statement of Financial Condition
(In Thousands)
December 31, 2024

6. Fair Value Measurements (continued)

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, which are included in the following table. Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. The following table presents by fair value hierarchy classification, the carrying values and estimated fair values as of December 31, 2024, of such financial assets and liabilities.

	Carrying value	Estimated fair value hierarchy			Total estimated fair value
		Level 1	Level 2	Level 3	
Financial assets					
Cash	$ 21,126	$ 21,126	$ -	$ -	$ 21,126
Cash and securities segregated under federal and other regulations	3,416,034	3,416,034	-	-	3,416,034
Securities purchased under agreements to resell	4,137,500	-	4,137,500	-	4,137,500
Securities borrowed	1,751,561	-	1,751,561	-	1,751,561
Receivables from broker-dealers and clearing organizations	1,933,102	1,933,102	-	-	1,933,102
Receivables from customers	1,899,422	-	1,899,422	-	1,899,422
Memberships and stock in exchanges owned	2,614	5,810	-	-	5,810
Receivables from affiliates	163	-	163	-	163
Other assets	7,922	-	7,922	-	7,922
Financial liabilities					
Securities sold under agreements to repurchase	$ 2,181,925	$ -	$ 2,181,925	$ -	$ 2,181,925
Securities loaned	4,804,463	-	4,804,463	-	4,804,463
Payables to customers	7,872,191	-	7,872,191	-	7,872,191
Payables to broker-dealers and clearing organizations	713,750	713,750	-	-	713,750
Payables to affiliates	165,227	-	165,227	-	165,227
Bank loans	152,000	-	152,000	-	152,000
Accrued expenses and other liabilities	113,852	-	113,852	-	113,852

7. Derivative Instruments

From time to time, the Company holds positions in exchange-traded interest rate and currency futures to mitigate risks arising from its business activities. The Company also facilitates counterparty transactions in TBAs. These transactions are subject to varying degrees of market and credit risk.

The following table quantifies the derivative, TBA and currency futures balances recorded in trading assets, trading liabilities, receivables from customers, payables to customers, and receivables from broker-dealers and clearing organizations, payables to broker-dealers and clearing organizations on the statement of financial condition, through a disclosure of notional amounts, and the fair value of those derivatives on a gross basis:

Derivatives not designated or qualifying as hedging instruments

	Notional	Derivative receivables	Notional	Derivative payables
Exchange-traded futures contracts	$ 38,641	$ 531	$ —	$ —
TBA forward contracts	$ 606,832	$ 3,281	$ 606,708	$ 3,404
Equity options	$ 6,540,539	$ 138,386	$ 6,036,063	$ 1,581,978

8. Intangible Assets

On December 1, 2023, the Company acquired the clients, certain staff and selected assets of the prime services and outsourced trading business of Cowen and Co LLC ("Cowen"), a Delaware limited liability company. As a result of the acquisition, the Company had provisionally recorded goodwill of $1,717 and intangible assets of $5,884 at December 31, 2023. Subsequently, in October 2024, the accounting for the acquisition was finalized resulting in the Company (i) recording an upward revision to the value of the intangible assets to $24,031, and (ii) revising the previously recorded goodwill to $0.

At December 31, 2024, the Company has the following intangible assets:

	Cost	Accumulated Amortization	Net Book Value
Customer Relationships	$ 30,235	$ 3,607	$ 26,628

Intangible assets relate to customers relationships and have estimated useful lives of 9 to 15 years. All intangible assets are reviewed annually to assess whether their expected useful lives remains appropriate.

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9. Liabilities Subordinated to Claims of General Creditors

At December 31, 2024, liabilities subordinated to the claims of general creditors consisted of subordinated borrowings carried at contracted amounts, which approximate fair value. These borrowings are subordinated to the claims of general creditors, are covered by agreements approved by FINRA, and are included by the Company for the purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The following table presents information about subordinated borrowings payables to Marex Services Inc. and the outstanding amount at December 31, 2024.

Lender	Principal	Interest Rate (1)	Maturity Date
Marex Services Inc.	$ 55,000	SOFR plus 450 basis points	March 24, 2026
Marex Services Inc.	20,000	SOFR plus 450 basis points	April 22, 2026
Marex Services Inc.	250,000	SOFR plus 450 basis points	July 14, 2026
Marex Services Inc.	20,000	SOFR plus 450 basis points	September 28, 2026
	$ 345,000		

(1) The interest rate is based on the Secured Overnight Financing Rate ("SOFR") and is reset periodically.

10. Commitments, Contingent Liabilities, and Guarantees

In accordance with its clearing agreements, the Company may be required to indemnify its clearing brokers against specified potential losses, if any, arising from the provision of clearing services to the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. The Company, however, believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statement for this indemnification.

The Company is a member of certain clearing organizations and exchanges. As a member, the Company may be required to pay a proportionate share of the financial obligations of a defaulting member of the clearing organizations or exchanges. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its own resources. In addition, any such guarantee obligations would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statement for these guarantees, and management believes that any potential requirement to make payments under these guarantees is remote.

The Company is a member of the FICC and clears eligible treasury and government agency securities transactions through the FICC. The Company executes and clears customers' commodity futures transactions through various regulated, clearing organizations (together with FICC, "the

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10. Commitments, Contingent Liabilities, and Guarantees (continued)

Clearing Organizations"). The Company's treasury and agency securities are held in an account with a leading financial institution. The Company utilizes the services of other broker-dealers to clear its non-FICC eligible securities transactions. The clearing brokers may also hold the Company's non-FICC eligible securities. The Company's clearing and settlement activities can result in concentrations of risk with the Clearing Organizations and the clearing brokers. Such risk, however, is mitigated by the Clearing Organizations and clearing brokers obligations to comply with rules and regulations governing their business activities. These rules and regulations generally require maintenance of net capital, as defined, and segregation of funds and securities from holdings of the clearing firms and other members.

The Company acts as a sponsoring member of the FICC to clear eligible overnight and term resale and repurchase agreements on behalf of clients that become sponsored members under the FICC's rules. The Company also guarantees to the FICC the prompt and full payment and performance of its sponsored member clients' respective obligations under the FICC's rules. All sponsored trades at December 31, 2024 settled without any impact to the Company. The Company had no exposure to the FICC under these arrangements at December 31, 2024.

The Company has access to a $125 million 364-day committed credit facility arranged by a leading financial institution, which matures on May 1, 2025. At December 31, 2024, $122 million was drawn under this facility. Additionally, the Company has access to a $200 million one-year committed credit facility from MG, which matures on June 30, 2025. $110 million was drawn under this facility at December 31, 2024.

In the normal course of business, the Company may enter into forward starting repurchase and resale agreements with counterparties which are not reported on the statement of financial condition. At December 31, 2024, the principal value of these forward starting repurchase and resale agreements was $7,826,819 and $5,700,998, respectively.

In accordance with the provision of ASC 450, Contingencies ("ASC 450"), the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the information available may indicate that the estimated amount of loss is within a range of amounts. When an amount within a range of loss is identified as the most likely result within the range, the amount is accrued by the Company.

In the normal course of business, the Company may become party to, or be named in, lawsuits or similar proceedings. The Company believes, based on its present knowledge, that the resolution of any pending legal proceedings, individually or in the aggregate, would not have a material effect on the Company's statement of financial condition.
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11. Related-Party Transactions

At December 31, 2024, the Company has the following outstanding balances with related parties:

Receivables from affiliates:		
Marex Professional Trading Services Inc.	$	62
Other		101
	$	163
Payables to affiliates:		
Marex Group Plc	$	110,863
Marex North America Holdings Inc.		31,848
Marex Services Inc.		11,243
Marex Client Services Inc.		5,626
Marex Financial		2,130
Other		3,517
	$	165,227

In the normal course of business, the Company enters into transactions with affiliated companies. The Company utilizes clearing brokers to execute and clear transactions on exchanges where the Company is not a member. Included in receivables from broker-dealers and clearing organizations is $109,555 from Marex Financial ("MF") related to such transactions. Included in receivables from customers are $435,890 from Marex Securities Products Inc. and $30,168 from Marex Prime Services Limited. Additionally, the Company executes and clears trades for certain affiliates and employees which are included in payables to customers. Included in payables to customers are $1,228,108 payable to MF, $17,759 payable to Marex Professional Trading Services Inc. and $1,336 payable to employees.

The Company is included in the consolidated tax returns of MNAH. For the year ended December 31, 2024, the Company made tax payments to affiliates of $33,199.

In the normal course of business, Marex Client Services Inc. ("MCS") purchases certain outstanding customer receivables from the Company. For the year ended December 31, 2024, MCS purchased customer receivables with a book value of $44,818 at a discount of $2,241.

The Company introduces business to and executes trading activity on behalf of MF.

12. Employee Benefit Plans

Substantially, all employees of the Company are covered by MSI's defined contribution plan. The Company's contribution is determined under provisions of the plan.

13. Taxation

The Company's financial statement recognize the current and deferred income tax consequences that result from the Company's activities during the current period as if the Company were a separate company taxpayer rather than a member of MNAH's consolidated income tax group.

As of December 31, 2024, the Company has recorded a net deferred tax asset of $1,018, which is included in other assets on the statement of financial condition. The net deferred tax asset consists primarily of temporary differences related to expense accruals and differences in the book and tax basis of intangible assets.

The Company has analyzed its tax positions with respect to the applicable income tax items for the open tax years (three years beginning with fiscal year 2021), in each respective jurisdiction including New York, New York City and Illinois, and determined no material tax liabilities existed as of December 31, 2024. MNAH is not under any federal or state tax audit at this time.

14. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the CFTC's minimum financial requirements for FCMs and introducing brokers (Regulation 1.17), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternate method of Rule 15c3-1 which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit items, as defined, or $1,000 or 8% of Customer and Non-Customer risk maintenance margin requirements, as defined, as a registered FCM with the CFTC. At December 31, 2024, the Company had net capital of $632,591 and excess net capital of $212,195. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators.

15. Segment Reporting

In accordance with ASU No. 2023-07 ("ASU 2023-07") - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, operating segments for the Company are presented in a manner consistent with the internal reporting provided to the Company's Chief Operating Decision Maker ("CODM"). The CODM, who is responsible for allocating resources and assessing performance for the Company, has been identified as MG's Executive Committee. The CODM regularly reviews the Company's operating results in order to assess performance and to allocate resources. The accounting policies of the operating segments are the same as the Company's accounting policies.

For management purposes, the Company is organized into the following operating segments based on the services provided, as follows:

15. Segment Reporting (continued)

Clearing – The interface between exchanges and clients. The Company provides the connectivity that allows its clients access to exchanges and clearing organizations. As a clearing member, the Company acts as principal on behalf of its clients and generates revenue on a commission per trade basis. The Company provides clearing services across four principal markets: metals, agricultural products, energy and financial securities markets.

Agency and Execution – The Company matches buyers and sellers on an agency basis by facilitating price discovery primarily across energy and financial securities markets. The agency and execution segment primarily generates revenue on a commission per trade basis without material credit or market risk exposure.

Segment information for the year ended December 31, 2024 is provided below:

	Clearing	Agency and Execution	Other [1]	Total
Total Assets	$ 10,719,081	$ 7,653,000	$ 61,000	$ 18,433,081

(1) Reflects segments that do not meet the quantitative thresholds.

16. Subsequent Events

The Company has evaluated events subsequent to December 31, 2024 through February 28, 2025, the date on which these financial statement were issued. In January 2025, the Company received equity capital contributions of $40,000 from MSI.

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